EXHIBIT 35.2



                         ANNUAL STATEMENT OF COMPLIANCE


                      OFFICER'S CERTIFICATE OF THE SERVICER

In compliance with Section 4.04 (g) of the Indenture of Trust by and between Nelnet Student Loan Trust 2006-2 and Zions First National Bank, as Trustee, dated as of May 1, 2006, I, Terry J. Heimes, certify that:

        1. A review of the activities of the Subservicer and of its performance under the Nelnet, Inc. Subservicing Agreement during the period from May 1, 2006 through December 31, 2006 has been made under my supervision; and

        2. Based on my knowledge of such review, the Subservicer has fulfilled in all material respects all its obligations under the Nelnet, Inc. Subservicing Agreement during such period.

April 2, 2007


By:     /s/ TERRY J. HEIMES
        --------------------------------
        Terry J. Heimes
        Chief Financial Officer,
        Treasurer,
        Nelnet, Inc.